Exhibit 10.6

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), signed on January     , 2008 and effective as of the date hereof (the “Commencement Date”) is made by and between Innovative Solutions and Support, Inc., a Pennsylvania corporation, having its principal offices at 720 Pennsylvania Drive, Exton, PA 19341 (the “Company”), and Mr. Raymond J. Wilson (the “Executive”).

Recitals

1.                                       The Company desires to employ Executive as the Chief Executive Officer of the Company, and to enter into this Agreement embodying the terms of employment.

2.                                       The Executive is willing to serve as Chief Executive Officer of the Company on the terms set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and other good and valuable consideration, and intending to be legally bound hereby, the Company and the Executive hereby agree as follows:

1.                                      Definitions.

1.1.                            “Affiliate” means any person or entity controlling, controlled by or under common control with the Company.

1.2.                            “Board” means the Board of Directors of the Company.

1.3.                            “Cause” means (a) the Executive, in carrying out his duties under this Agreement, engages in intentional and continued gross misconduct or gross negligence directly resulting in demonstrable and material financial injury to the Company, (b) the Executive willfully embezzles the Company’s assets, (c) the Executive is convicted (including a plea of guilty or nolo contendere) of a felony or a misdemeanor involving moral turpitude, (d) any willful acts of fraud or misappropriation, (e) Executive’s material breach of Section 4 or Section 11 of this Agreement; or (f) any failure to adhere or to carry out lawful duties, directives or policies of the Board, consistent with Executive’s position and duties described in Section 4 below, except for any such failure to carry out a direction which Executive in believes, in good faith, would violate his fiduciary obligations to the Company or any of its Affiliates.

1.4.                            “Change of Control” shall have the meaning ascribed thereto in the Company’s 1998 Stock Option Plan, as amended from time to time.

1.5.                            “Code” means the Internal Revenue Code of 1986, as amended.

1.6.                            “Disability” means that Executive is unable to engage in any substantial gainful activity or is receiving income replacement benefits for a period of not less than 3 months under the Company’s accident and health plan by reason of any medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months.

1.7.                            “Good Reason” means and shall be deemed to exist if, without the prior express written consent of the Executive, (a) the Executive suffers a material reduction in the duties, responsibilities or effective authority associated with his titles and positions, as set forth and described in Section 4 of this Agreement; (b) the Executive’s Base Salary or target bonus opportunity (as contemplated by Section 5.2) is decreased by the Company; (c) the Company fails to pay the Executive’s compensation or to provide for the Executive’s benefits when due, other than as a result of a mistake in processing payroll or other inadvertent error; (d) the Company materially breaches the terms of this Agreement; (e) the Executive’s office location is moved to a location more than 25 miles outside of Exton, Pennsylvania; and/or (f) the Executive’s employment is terminated for any reason following a Change of Control of the Company; provided, however, that Good Reason shall not be deemed to exist unless the Executive provides written notice to the Company, indicating the circumstances that constitute Good Reason, within 90 days following the occurrence of such circumstances, and the Company fails to remedy such circumstances within thirty (30) days after the receipt of such notice.

2.                                      Employment.  Subject to the terms and provisions set forth in this Agreement, the Company hereby agrees that the Executive shall be employed as the Chief Executive Officer of the Company as well as certain Affiliates as set forth in Annex 1, and the Executive hereby accepts such employment.

3.                                      Term of Employment.  The term of employment under this Agreement shall commence on the Commencement Date and shall continue until December 31, 2009 unless earlier terminated pursuant to Section 6 of this Agreement (the “Term of Employment”).

4.                                      Positions, Responsibilities and Duties.

4.1.                            Positions.  During the Term of Employment, the Executive shall be employed and serve as Chief Executive Officer of the Company as well as certain Affiliates as set forth in Annex 1.  In such position, the Executive shall have the duties, responsibilities and authority normally associated with the office and position of Chief Executive Officer of a corporation, and shall have such duties as the Board, in its discretion, designates, consistent with those of a Chief Executive Officer.  In addition, during the Term of Employment, the Executive shall be nominated for election as a member of the Board and agrees to serve if so elected.

4.2.                            Duties.  During the Term of Employment, the Executive shall devote substantially all of his business time, during normal business hours, to the business and affairs of the Company and the Executive shall use his reasonable best efforts to perform the duties and responsibilities contemplated by this Agreement; provided, however, that the Executive shall be allowed, to the extent such activities do not substantially interfere with the performance by the Executive of his duties and responsibilities hereunder, to (a) manage the Executive’s personal, financial and legal affairs, and (b) serve on civic or charitable boards or committees.

5.                                      Compensation and Other Benefits.

5.1.                            Annual Base Salary.  During the Term of Employment, the Executive shall receive an annual base salary (“Base Salary”) payable in accordance with the Company’s normal payroll practices of no less than US$400,000.  The Board shall review the Executive’s Base Salary annually, for the first time effective from October 1, 2008, and may, at its sole discretion, increase (but not decrease) the Executive’s Base Salary.

5.2.                            Annual Bonus.  In respect of each fiscal year during the Term of Employment, the Executive shall be eligible to receive an annual bonus (the “Bonus”), depending on the extent to which Company financial goals established by the Company’s management and approved by the Company’s Compensation Committee of the Board of Directors (the “Committee”) in consultation with Company management (the “Annual Budget”) are attained.  The Committee may, in its discretion, increase the Bonus payable to Executive hereunder; provided, that the following shall apply:

5.2.1.                  if the Company achieves 90% or less of the Annual Budget, no Bonus shall be required to be paid to Executive hereunder;

5.2.2.                  if the Company achieves 100% of the Annual Budget, Executive shall be entitled to a Bonus of $300,000;

5.2.3.                  if the Company achieves 120% of the Annual Budget, Executive shall be entitled to a Bonus of $600,000;

5.2.4.                  if the Company achieves more than 90% but less than 100% of the Annual Budget, Executive shall be entitled to a pro rated Bonus such that, for example, if the Company achieves 95% of the Annual Budget, Executive shall be entitled to a Bonus of $150,000; and

5.2.5.                  if the Company achieves more than 100% but less than 120% of the Annual Budget, Executive shall be entitled to a pro rated Bonus such that, for example, if the Company achieves 110% of the Annual Budget, Executive shall be entitled to a Bonus of $450,000.

The Bonus, if any, shall be paid as soon as practicable after the end of each fiscal year (but not later than December 31), provided Executive remains continuously employed hereunder by the Company through the date such Bonus is paid to Executive.

5.3.                            Retirement and Savings Plans.  During the Term of Employment, the Executive shall be eligible – subject to the terms and conditions of the applicable plans – to participate, not later than the Commencement Date, in all incentive, pension, retirement, savings, 401(k) and other employee pension benefit plans, policies and programs (the “Retirement Plans”) established or maintained by the Company from time to time for the benefit of senior executives and/or other employees.

5.4.                            Welfare Benefit Plans.  During the Term of Employment, the Executive, the Executive’s spouse, if any, and their dependents, if any, shall be eligible – subject to the terms and conditions of the applicable plans – to participate, not later than the Commencement Date, in and be covered on the same basis as other senior executive officers of the Company under all the welfare benefit plans, policies and/or programs maintained by the Company from time to time including, without limitation, all medical, hospitalization, dental, disability, life, accidental death and dismemberment and travel accident insurance plans, policies and/or programs (the “Welfare Plans”).

5.5.                            Expense Reimbursement.

5.5.1.                       General.  During and in respect of the Term of Employment, the Executive shall be entitled to receive prompt reimbursement for expenses incurred by the Executive in performing his duties and responsibilities hereunder in accordance with the Company’s expense reimbursement policy for senior executives of the Company.

5.5.2.                       Moving Expenses.

5.5.2.1.            The Executive shall be entitled to reimbursement for moving expenses incurred by the Executive in relocating from the United Kingdom to the vicinity of Exton, Pennsylvania in connection with his employment hereunder to the extent such expenses are incurred and appropriate receipts submitted to the Company for reimbursement prior to February 15, 2008.  Such reimbursement shall be paid to Executive as soon as practicable following receipt of appropriate documentation from Executive, but in no event later than March 15, 2008.

5.5.2.2.            In addition, the Executive shall be entitled to reimbursement for moving expenses incurred by the Executive in relocating from the vicinity of Exton, Pennsylvania to the United Kingdom upon the termination of his employment hereunder; provided, that the Executive shall not be entitled to reimbursement for moving expenses hereunder in the event that (i) the Executive voluntarily terminates his employment without Good Reason, or (ii) the Executive’s employment is terminated for Cause.  Notwithstanding anything herein or in the Company’s expense reimbursement policy for senior executives, expenses incurred by Executive following termination of his employment by the Company or its Affiliates shall only be eligible for reimbursement to the extent they are:  (A) incurred on or before the last day of the second calendar year following the calendar year during which the Executive’s employment terminates, and (B) reimbursed on or before the last day of the third calendar year following the calendar year during which the Executive’s employment terminates.

5.5.2.3.            The maximum amount of aggregate expenses to be reimbursed under this Section 5.5.2 shall in no event exceed US$75,000.

5.5.3.                       Legal Fees.  The Executive shall be entitled to receive prompt reimbursement for legal fees and expenses incurred by the Executive in negotiating this Agreement; provided that the aggregate amount of expenses eligible to be reimbursed under this Section 5.5.3 shall not exceed US$15,000.

5.6.                            Vacation.  During the Term of Employment, the Executive shall be entitled to six weeks paid vacation each calendar year.  If the Term of Employment commences or terminates during a calendar year, the vacation shall be adjusted pro rata for such calendar year.

5.7.                            Automobile Allowance.  During the Term of Employment, the Company shall provide Executive with a suitable leased automobile, or, in the Company’s discretion, an automobile allowance of US$2,000 per month (payable on or before the last day of the month), in accordance with the Company’s standard practice for the administration of Company automobile allowances.

6.                                      Termination.

6.1.                            Termination Due to Death.  In the event of the Executive’s death, the Executive’s beneficiary (designated in writing to the Company) or estate, as the case may be, shall be entitled to: (a) any Base Salary accrued but unpaid as of the date of the Executive’s death, (b) continued payment of the Executive’s Base Salary for an additional period of six months after the date of the Executive’s death; (c) an amount equal to Executive’s Bonus for the year of such death, multiplied by a fraction, the numerator of which is the number of days transpired in the fiscal year up to and including the date of the death of the Executive, and the denominator of which is 365, which amount shall be determined and payable pursuant to the terms of Section 5.2; (d) payment, on the tenth day following such termination, of any unpaid expense reimbursements and unused accrued vacation days through the date of the Executive’s death; and (e) any other benefits which the Executive, the Executive’s estate or the Executive’s executor is entitled to receive under any of the Retirement Plans or Welfare Plans

6.2.                            Termination Due to the Executive’s Disability.  Upon thirty (30) days prior written notice to the Executive, the Company may terminate the Executive’s employment hereunder due to Disability.  In such event, the Executive or his executor, as the case may be, shall be entitled to: (a) any Base Salary accrued but unpaid as of the date of the Executive’s termination due to Disability; (b) continued payment of the Executive’s Base Salary for an additional period of six (6) months after the date of the Executive’s Disability, provided that each month’s continued Base Salary shall be reduced, dollar-for-dollar, by any amounts received by Executive during such month under the Company’s short-term disability plan, if applicable; (c) an amount equal to Executive’s Bonus for the year of such Disability, multiplied by a fraction, the numerator of which is the number of days transpired in the fiscal year up to and including the date of the Executive’s Disability, and the denominator of which is 365, which amount shall be determined and payable pursuant to the terms of Section 5.2; (d) payment, on the tenth day following such termination, of any unpaid expense reimbursements and unused accrued vacation days through the date of termination; and (e) any other payments and/or benefits which the Executive or the Executive’s estate is entitled to receive under any of the Retirement Plans or Welfare Plans.

6.3.                            Termination Without Cause or by the Executive for Good Reason.  Upon thirty (30) days prior written notice to the Executive, the Company may terminate the Executive’s employment hereunder without Cause.  Upon thirty (30) days prior written notice to the Company, the Executive may terminate his employment hereunder with the Company for Good Reason.  In either such event, the Executive shall be entitled to: (a) any Base Salary accrued but unpaid through the date of termination; (b) Executive’s Base Salary for the remainder of the Term of Employment; (c) an amount equal to Executive’s Bonus for the year of such termination, multiplied by a fraction, the numerator of which is the number of days transpired in the fiscal year up to and including the date of the Executive’s termination, and the denominator of which is 365, which amount shall be determined and payable pursuant to the terms of Section 5.2; (d) payment, on the tenth day following such termination, of any unpaid expense reimbursements and unused accrued vacation days through the date of termination; and (e) any other payments and/or benefits which the Executive is entitled to receive under any of the Retirement Plans or Welfare Plans.  The Company may terminate the Executive with immediate effect pursuant to this Section, without providing thirty (30) days prior written notice, in which case it will pay the Executive thirty (30) days’ Base Salary in addition to the amounts set forth in clauses (a) through (e) above.  For the purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each monthly payment described in 6.3(b) shall be considered a separate payment.   Notwithstanding anything to the contrary herein, if any of the payments provided for in this Section 6.3 would be subject to an additional 20% tax pursuant to Section 409A of the Code by reason of Executive’s status as a “specified employee” as that term is defined for purposes of Section 409A of the Code, such payments shall be delayed for the shortest period practicable (no less than 6 months following Executive’s termination of employment without Cause or for Good Reason) in order to avoid such additional tax.  The payments made pursuant to this Section 6.3 are in consideration of Executive’s covenants set forth in Section 11.3.

6.4.                            Termination For Cause.  Upon written notice to the Executive, the Company may terminate the Executive’s employment for Cause.  In such event, the Executive shall be entitled to:  (a) any Base Salary accrued but unpaid through the date of termination; (b) payment, on the tenth day following such termination, of any unpaid expense reimbursements and unused accrued vacation days through the date of termination; and (c) any other payments and/or benefits which the Executive is entitled to receive under any of the Retirement Plans or Welfare Plans.  The Executive shall be given the opportunity within thirty (30) calendar days of the receipt of such notice to cure such act or failure to act which constitutes Cause, but only if the Board deems such act or failure to act amenable to cure; otherwise, the termination for Cause is with immediate effect.  Upon failure of the Executive to correct such act or failure to act within such thirty (30) day cure period, if applicable, the Company may proceed to terminate the Executive for Cause with immediate effect.

6.5.                            Termination Without Good Reason.  Upon thirty (30) days prior written notice to the Company, the Executive shall have the right to terminate his employment hereunder without Good Reason.  In such event, the Executive shall be entitled to:  (a) any Base Salary accrued but unpaid through the date of termination; (b) payment of any unpaid expense reimbursements and unused accrued vacation days through the date of termination; and (c) any other payments and/or benefits which the Executive is entitled to receive under any of the Retirement Plans or Welfare Plans.

6.6.                            Effect of Notice.  Upon either party’s delivery of a notice of termination of Executive’s employment to the other, the Board, in its absolute discretion, may relieve Executive of all his duties, responsibilities and authority with respect to the Company and restrict Executive’s access to Company property.

6.7.                            Payment.  Except as otherwise provided in this Agreement, any payments to which the Executive shall be entitled under this Section 6 shall be made as promptly as possible following the date of termination.

6.8.                            General Release.  The Executive’s receipt of the payments under Section 6.3(b) is contingent upon his timely execution, delivery and non-revocation of a general release in a form satisfactory to the Company, which, among other things, shall include a general release of the Company from all liability and other terms deemed reasonably necessary by the Company for its protection.

6.9.                            Excise Tax Limitation.  Notwithstanding any other provisions of this Agreement to the contrary, in the event that any payments or benefits received or to be received by the Executive in connection with the Executive’s employment with the Company (or termination thereof) would subject the Executive to the excise tax imposed under Sections 280G or 4999 of the Code (the “Excise Tax”), and if the net-after tax amount (taking into account all applicable taxes payable by the Executive, including any Excise Tax) that the Executive would receive with respect to such payments or benefits does not exceed the net-after tax amount the Executive would receive if the amount of such payment and benefits were reduced to the maximum amount which could otherwise be payable to the Executive without the imposition of the Excise Tax, then, to the extent necessary to eliminate the imposition of the Excise Tax, (i) such cash payments and benefits shall first be reduced (if necessary, to zero) and (ii) all other non-cash payments and benefits shall next be reduced.

7.                                      Non-exclusivity of Rights.  Nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any benefit, bonus, incentive or other plan, policy or program provided or maintained by the Company and/or any Affiliate and for which the Executive may qualify, nor shall anything herein limit or otherwise prejudice such rights as the Executive may have under any other existing or future agreements with the Company and/or any Affiliate, including, without limitation, any equity agreements or plans.  Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plans or programs of the Company and/or any Affiliate at or subsequent to the date of termination shall be payable in accordance with such plans or programs.

8.                                      Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against the Executive or others.

9.                                      Successors.

9.1.                            The Executive.  This Agreement is personal to the Executive and, without the prior express written consent of the Company, shall not be assignable by the Executive, except that the Executive’s rights to receive any compensation or benefits under this Agreement may be transferred or disposed of pursuant to testamentary disposition, intestate succession or pursuant to a domestic relations order.  This Agreement shall inure to the benefit of and be enforceable by the Executive’s heirs, beneficiaries and/or executors.

9.2.                            The Company.  This Agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns.

10.                               Indemnification.  The Company agrees that if the Executive is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he is or was a director or officer of the Company and/or any Affiliate or is or was serving at the request of the Company and/or any Affiliate as a director, officer, member, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a director, officer, member, employee or agent while serving as a director, officer, member, employee or agent, he shall be indemnified and held harmless by the Company to the fullest extent authorized by Pennsylvania law, as the same exists or may hereafter be amended, against all expenses or losses incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if the Executive has ceased to be an officer, director or agent, or is no longer employed by the Company and shall inure to the benefit of his heirs, executors and administrators.  Any reimbursement in any taxable year pursuant to indemnification under this Section 10 shall not affect the expenses eligible for reimbursement in any other taxable year.

11.                               Restrictive Covenants.

11.1.                     Protection of the Company’s Interests.  To the fullest extent permitted by law, all rights worldwide with respect to any intellectual or other property of any nature conceived, developed, produced, created, suggested or acquired by Executive as a result of Executive’s employment with the Company or any Affiliate, or through the use of the Company’s or such Affiliate’s equipment, facilities, trade secrets or confidential information during the period commencing on the date of Executive’s employment with the Company and ending upon termination of the Term of Employment shall be the sole and exclusive property of the Company and any such intellectual or other property shall be deemed to be works made for hire.  Executive agrees to execute, acknowledge and deliver to the Company at the Company’s request, such further documents as the Company finds appropriate to evidence the Company’s rights in such property.  In addition to the above, you agree that upon signing this Agreement you will execute an Intellectual Property Agreement in the form supplied by the Company.

11.2.                     Confidentiality.  Executive shall keep confidential and not disclose to any other person or entity or use for his own benefit or the benefit of any other person or entity any confidential information, proprietary information, technology, know-how, trade secrets (including all results of research and development), product formulas, industrial designs, customer lists, franchises, inventions or other intellectual property regarding the Company and/or its affiliates or the business and operation of the Company and/or its affiliates (“Confidential Information”) in his possession or control.  The obligations of Executive under this Section 11.2 shall not apply to Confidential Information which (i) is or becomes generally available to the public without breach of the commitment provided for in this Section; or (ii) is required to be disclosed by law, order or regulation of a court or tribunal or governmental authority; provided, however, that, in any such case, Executive shall notify the Board as early as reasonably practicable prior to disclosure to allow the Board to take appropriate measures to preserve the confidentiality of such Confidential Information.

11.3.                     Non-Compete.

11.3.1.           During the period beginning on the Effective Date and ending 12 months following termination of the Executive’s employment (the “Non-Compete Period”), the Executive covenants and agrees not to, and shall cause his controlled affiliates not to, directly or indirectly and anywhere in the United States or the world, conduct, manage, operate, be employed by or otherwise connected in any manner with, or engage in, or have an ownership interest in any business or enterprise engaged in, whether as principal, manager, employee, agent, consultant, officer, equity holder, partner, investor, lender or member or in any other capacity, any business or enterprise (or subsidiary or division thereof) which at any relevant time during the Non-Compete Period directly or indirectly competes with the Business of the Company or its Affiliates (collectively, the “Protected Companies”), in any geographic location in which the Protected Companies are conducting business.  For purposes of this Agreement, “Business” shall mean any business or enterprise engaged in  (i) the development, design, engineering, manufacture, sale and provision of flat panel display systems, flight information computers and advanced monitoring systems to the U.S. Department of Defense, government agencies, defense contractors, commercial air transport carriers, original equipment manufacturers, and the corporate/general aviation markets, and the integration of any such systems or computers with other flight information systems (ii) any business that uses any trademark, tradenames or slogan similar to the “Innovative Solutions and Support, Inc.” or “IS&S” trademarks, tradenames or slogans, or (iii) any activities that are otherwise competitive with the business of the Company and/or its affiliates, including any products or services that are being created, developed or modified or any new end market entries that are being planned with respect to existing products or services, at any relevant time during the Term of Employment.

11.3.2.           During the Non-Compete Period, the Executive shall not, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, any customer or other business relationship of any of the Protected Companies for the provision of products or services, related to the Business engaged in by any of the Protected Companies prior to the termination of the Term of Employment, or in any other manner that would interfere with the business relationship between any such Protected Company and its customers and other business relationships.

11.3.3.           During the Non-Compete Period, the Executive shall not, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, any employee, staff, independent contractor or consultant of any of the Protected Companies to leave his or her employ or service with the Company or any of its Affiliates for any reason whatsoever, nor shall the Executive offer or provide employment (whether such employment is for the Executive or any other business or enterprise), either on a full-time, part-time or consulting basis, to any person who then currently is, or who within six months immediately prior thereto was, an employee of or staffed with any of the Protected Companies; provided, however, that the Executive shall not be restricted from conducting any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such persons, provided further, however, that the Executive shall not, and shall cause his affiliates not to, hire any such person who responds to any such general solicitation or public advertising.

11.3.4.           During the Term of Employment and thereafter, Executive, on the one hand, and the Company, on the other hand, shall not directly (or through any other person or entity) make any public or private statements (whether orally or in writing) that disparage, denigrate or malign the other, their respective businesses, activities, operations, affairs, reputations or prospects or any of their respective affiliates (including, in the case of the Company, its Affiliates, officers, employees, directors, partners (limited and general), agents, members or shareholders); provided that Executive may comment generally on industry matters in response to inquiries from the press and in other public speaking engagements.  For purposes of clarification, and not limitation, a statement shall be deemed to disparage, denigrate or malign the Executive, the Company or any of its Affiliates, as applicable, if such statement could be reasonably construed to adversely affect the opinion any other person may have or form of such person.

11.3.5.           The Executive acknowledges and agrees that the provisions of this Section 11 are reasonable and necessary to protect the legitimate business interests of the Protected Companies.  The Executive shall not contest that the Protected Companies’ remedies at law for any breach or threat of breach by the Executive or any of his affiliates of the provisions of this Section 11 will be inadequate, and that the Protected Companies shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 11 and to enforce specifically such terms and provisions, in addition to any other remedy to which they may be entitled at law or equity.  The restrictive covenants contained in this Section 11 are covenants independent of any other provision of this Agreement or any other agreement among the parties hereunder and the existence of any claim which the Executive may allege against any of the Protected Companies under any other provision of the Agreement or any other agreement will not prevent the enforcement of these covenants.

11.3.6.           If any of the provisions contained in this Section 11 shall for any reason be held to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable law or the determination by a court of competent jurisdiction.

12.                               Miscellaneous.

12.1.                     Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, applied without reference to principles of conflict of laws.

12.2.                     Amendments.  This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

12.3.                     Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other parties or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Executive:
Mr. Raymond J. Wilson
1431 Hampton Drive
Downingtown, PA 19335
with a copy to:
Drinker Biddle and Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996
Attn: F. Douglas Raymond, III

To the Company:
Innovative Solutions and Support, Inc.
720 Pennsylvania Drive
Exton, PA 19341
Attn: Chairman of the Board of Directors
with a copy to:
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Attn: Henry N. Nassau, Esq. & John D. LaRocca, Esq.

or to such other address as any party shall have furnished to the others in writing in accordance herewith.  Notices and communications shall be effective when actually received by the addressee.

12.4.                     Withholding.  The Company may withhold from any amounts payable under this Agreement such federal, state or local income taxes to the extent the same is required to be withheld pursuant to any applicable law or regulation.

12.5.                     Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

12.6.                     Captions.  The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

12.7.                     Beneficiaries/References.  The Executive shall be entitled to select (and change) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following the Executive’s death, and may change such election, in either case by giving the Company written notice thereof.  In the event of the Executive’s death or a judicial determination of his incompetence, reference in this Agreement to the Executive shall be deemed, where appropriate, to refer to his beneficiary(ies), estate or other executor(s).

12.8.                     Entire Agreement.  This Agreement contains, except as expressly stated otherwise herein, the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect thereto.  The Company has made no promises to the Executive regarding the subject matter hereof other than those set forth in this Agreement.  .

12.9.                     Representations.  The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement.

12.10.              Survivorship.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement or the Executive’s term of employment hereunder for any reason to the extent necessary to the intended provision of such rights and the intended performance of such obligations.

12.11.              Arbitration of Disputes.  In the event that any disputes of any kind arise under or with respect to this Agreement, the Executive and the Company agree to submit any such dispute to confidential and final binding arbitration in Philadelphia, Pennsylvania in accordance with the rules of the American Arbitration Association then in effect.  In the event that Executive prevails in any such final arbitration, the Company shall reimburse Executive for his reasonable costs incurred in such arbitration, including reasonable attorneys’ fees.  Notwithstanding the foregoing or anything to the contrary herein, the Company shall be entitled to bring an action in any court of competent jurisdiction in order to enforce or prevent the breach of any of the covenants of Section 11 hereof.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and the Company has caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

INNOVATIVE SOLUTIONS
AND SUPPORT, INC

By:
Name:	RAYMOND J. WILSON
Title: